January 28, 2025

Via Edgar Transmission

Ms. Rebekah Reed/Mr. Taylor Beech

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	Gifts International Holdings Ltd (the “Company”) Draft Registration Statement on Form F-1 Submitted October 21, 2024 CIK No. 0002032274

Dear Ms. Reed/Mr. Beech,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated December 26, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted October 21, 2024

Cover Page

1.	We note your response to prior comment 4. Further supplement your discussion of how cash is transferred from Broaden Leisure to Gifts International through GGBB in the form of dividends to also explain the means by which cash moves in the other direction (i.e., from the holding company to Broaden Leisure). Describe any limitations on your ability to transfer cash in this manner. Additionally, please identify the “Hong Kong subsidiary” that distributed the dividends for the years ended March 31, 2023 and 2024 disclosed on the cover page, as well as which entity you are referring to where you state that the dividend offset amounts due “from our shareholder,” and provide a cross-reference to the consolidated financial statements.

Response: We respectfully advise the Staff that we have revised the cover page and pages 3, 22 and 51 of the amended F-1.

2.	Where you discuss your presence in Hong Kong and Macau, please provide a clear introductory statement that there are legal and operational risks associated with operations in such locations. Additionally, we reissue the portion of prior comment 29 requesting that you disclose on the cover page how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investment, or list on a U.S. or foreign exchange. We note that you have included disclosure with respect to Macau-specific data security and anti-monopoly regulations, but there is no comparable disclosure with respect to Hong Kong regulations. Where you discuss Macau anti-monopoly and data security regulations, please provide additional context as to how these have or may impact you by explaining what you mean by stating that “none...will fundamentally affect the operation of MGGB or us to conduct business in Macau, accept foreign investments or list on U.S. and other foreign exchanges, unless under certain circumstances.” In other words, describe these circumstances and their impact.

Response: We respectfully advise the Staff that we have revised the cover page and pages 5, 6 and 32 of the amended F-1.

Other Pertinent Information, page ii

3.	We note your response to prior comment 7 but are unable to locate adequate responsive revisions on the cover page or in the risk factor disclosure you reference. As your definition of “China” excludes Hong Kong and Macau, but you have a presence in both, please include a clear statement that the legal and operational risks associated with operating in China also apply to operations in Hong Kong/Macau.

Response: We respectfully advise the Staff that we have revised the cover page of the amended F-1.

Prospectus Summary

Transfers of Cash To and From Our Subsidiaries, page 3

4.	Please revise to identify the Hong Kong subsidiary that declared and distributed the dividends disclosed in this section, and clarify which entity “the amount due from our shareholder” is referring to. Please also remove any other ambiguous references to “we,” “us,” “our,” or similar terms in the context of cash transfer disclosure in favor of specifying the applicable entity(ies). For example, please revise your statement that, “We are permitted under the laws of BVI to provide funding to our operating subsidiary...”

Response: We respectfully advise the Staff that we have revised the cover page and pages 3 and 4 of the amended F-1.

Permission Required from Hong Kong Authorities, page 4

5.	We note your response to prior comment 9 and added disclosure indicating that you are not subject to permissions requirements from the China Securities Regulatory Commission (CSRC) or the Cyberspace Administration of China (CAC). Please revise so that this disclosure covers both you and your subsidiaries. Please also include disclosure that speaks more broadly as to whether you or your subsidiaries are required to obtain any permission or approval from PRC authorities to operate your business and to offer the securities being registered to foreign investors, and indicate whether such conclusion is covered by the opinion of your PRC counsel. Lastly, please refer to your statement that Hong Kong “is separate from mainland China, and as a result, has its own district rules and regulations.” Please balance this disclosure by discussing, as you do on the cover page, the “long arm provisions” of current PRC laws and regulations and potential ramifications if you became subject to PRC laws and authorities. Provide disclosure in this section regarding the opinion of Macau counsel you reference elsewhere.

Response: We respectfully advise the Staff that we have revised the cover page and pages 3, 4, 5, 6, 23, 24, 27 and 28 of the amended F-1.

6.	Please further revise your disclosure regarding permissions and approvals from PRC and Hong Kong authorities, both here and in your risk factor disclosure, to clearly indicate whether each conclusion is covered by an opinion of counsel. For example, you state that your PRC counsel “are of the view” that you are not subject to cybersecurity review or other requirements of the CAC, but it is ambiguous as to whether this is within the scope of their opinion. Identify counsel(s) by name wherever they are referenced in the prospectus.

Response: We respectfully advise the Staff that we have revised pages 4, 5, 6, 23, 24, 27, 28, 32 and 127 of the amended F-1.

Summary of Risk Factors

Risks Related to Doing Business in Hong Kong, page 5

7.	We note your response to prior comment 5. Please revise your statement beginning, “To the extent cash or assets in our business is in Hong Kong...” to clarify that the referenced “interventions in or the imposition of restrictions and limitations” would be by the PRC government. Make conforming revisions where this statement appears at page 19.

Response: We respectfully advise the Staff that we have revised pages 6 and 21 of the amended F-1.

Business Section, page 77

8.	Where you first indicate that you are the “No. 1 Consumable Corporate Gift Service Provider in Hong Kong as of March 31, 2023” at pages 77-78, revise to disclose, as you have in your response letter, that this is based upon “numbers of large corporation clientele and vehicle fleet,” and explain how you define “large corporation clientele.” Additionally, we reissue the portion of prior comment 17 asking that you clarify whether the included graphics are all images of or related to products that you offer.

Response: We respectfully advise the Staff that we have revised page 84 of the amended F-1. We respectfully advise the Staff that large corporation clientele includes multinational corporations, listed companies, large financial institutions, insurance corporations, public institutions, government agencies and educational entities, and non-governmental organizations. These clientele are pivotal market participants with a strong presence in Hong Kong. We respectfully advise the Staff that all gifts and/or products in all graphics presented in the “Business” section depict images of the products we offer. To safeguard customer privacy, we have removed copyright-related logos and trademarks from certain graphics.

9.	We reissue prior comment 18, as we note that there remain undefined and inconsistently-presented metrics throughout the business disclosure. For example, you interchangeably refer to “2,075 gifts in 40 categories,” “3000+ SKU,” 500+ Types,” and “over 1,000 customizable options and features” without adequate context as to how these metrics are defined. As another example, you refer to both “300+ Local and Global Suppliers” and “80+ Suppliers” at page 79. Please comprehensively revise to identify and explain the metrics that are key to an investor’s understanding of your business and performance. Lastly, clarify in the prospectus summary at page 1 that the “customers” and “gifts” figures presented cover the period since your formation in 2008.

Response: We respectfully advise the Staff that we have revised pages 1 and 85 to 87 of the amended F-1. We respectfully advise the Staff that our 2,075 gifts constitute our individual product offerings or commodities, including predesigned ones on our website, and customized ones created through tailored quotations, which we have sourced, combined, and designed for our clients

Please contact the undersigned at (1) 310-728-5129 you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick, Esq.
Lawrence S. Venick

Direct Dial: +1 310-728-5129
Email: lvenick@loeb.com

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